G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif St.
Northern Industrial Zone
Yavne 81224 Israel
+ 972 (8) 932-1000

February 23, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F. Street,  N.E.
Washington, D.C. 20549

Re:	G. WILLI-FOOD INTERNATIONAL LTD.
Registration Statement – Form F-1 (Registration No. 333-163223)

Ladies and Gentlemen:

G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) hereby requests that the Commission take appropriate action to cause the above-referenced registration statement on Form F-1 to become effective on February 24, 2010 at 5:00 p.m. Washington, D.C. time.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

G. WILLI-FOOD INTERNATIONAL LTD.

By:	/s/ Zwi Williger
Zwi Williger
Chairman of the Board